



D90/COMP SEC/RQ
28 March 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com



Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 6th February 2003 - 28th March 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since February 6, 2003 to March 28, 2003

1. Announcement dated February 6, 2003 regarding share repurchase programme.
2. Announcement dated February 7, 2003 regarding share repurchase programme.
3. Announcement dated February 10, 2003 regarding share repurchase programme.
4. Announcement dated February 12, 2003 regarding share repurchase programme.
5. Announcement dated February 13, 2003 regarding share repurchase programme.
6. Announcement dated February 14, 2003 regarding share repurchase programme.
7. Announcement dated February 17, 2003 regarding share repurchase programme.
8. Announcement dated February 18, 2003 regarding director shareholding.
9. Announcement dated February 18, 2003 regarding notification of directors interests.
10. Announcement dated February 18, 2003 regarding notification of interests of directors and connected persons.
11. Announcement dated February 18, 2003 regarding share repurchase programme.
12. Announcement dated February 19, 2003 regarding share repurchase programme.
13. Announcement dated February 20, 2003 regarding share repurchase programme.
14. Announcement dated February 21, 2003 regarding share repurchase programme.
15. Announcement dated February 26, 2003 regarding share repurchase programme.
16. Announcement dated February 27, 2003 regarding share repurchase programme.
17. Announcement dated February 27, 2003 regarding notification of interests of directors and connected persons.

dw 4/29

18. Announcement dated February 28, 2003 regarding notification of interests of directors and connected persons.

19. Announcement dated February 28, 2003 regarding share repurchase programme.

20. Announcement dated March 3, 2003 regarding notification of major interests in shares.

21. Announcement dated March 19, 2003 regarding director shareholding.

22. Announcement dated March 27, 2003 regarding pre-close trading statement.

23. Announcement dated March 28, 2003 regarding share repurchase programme.

Documents filed by Boots Group PLC with the Registrar of Companies from February 6, 2003 to March 28 2003

24. Form 88(2) in respect of the return of allotment of shares (dated 20 January 2003).

25. Form 288c in respect of a change of particulars of Howard Dodd (dated 10 March 2003).

26. Form 288c in respect of a change of particulars of John Buchanan (dated 20 December 2003).

27. Form 288b in respect of the resignation of Barry Clare as a director (dated 31 January 2003).

28. For 169 in respect of a return by a company purchasing its own shares (dated 11 February 2003).

29. For 169 in respect of a return by a company purchasing its own shares (dated 18 February 2003).

30. For 169 in respect of a return by a company purchasing its own shares (dated 21 February 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA



D90/COMP SEC/RQ
28 March 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 6th February 2003 - 28th March 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since February 6, 2003 to March 28, 2003

1. Announcement dated February 6, 2003 regarding share repurchase programme.
2. Announcement dated February 7, 2003 regarding share repurchase programme.
3. Announcement dated February 10, 2003 regarding share repurchase programme.
4. Announcement dated February 12, 2003 regarding share repurchase programme.
5. Announcement dated February 13, 2003 regarding share repurchase programme.
6. Announcement dated February 14, 2003 regarding share repurchase programme.
7. Announcement dated February 17, 2003 regarding share repurchase programme.
8. Announcement dated February 18, 2003 regarding director shareholding.
9. Announcement dated February 18, 2003 regarding notification of directors interests.
10. Announcement dated February 18, 2003 regarding notification of interests of directors and connected persons.
11. Announcement dated February 18, 2003 regarding share repurchase programme.
12. Announcement dated February 19, 2003 regarding share repurchase programme.
13. Announcement dated February 20, 2003 regarding share repurchase programme.
14. Announcement dated February 21, 2003 regarding share repurchase programme.
15. Announcement dated February 26, 2003 regarding share repurchase programme.
16. Announcement dated February 27, 2003 regarding share repurchase programme.
17. Announcement dated February 27, 2003 regarding notification of interests of directors and connected persons.

18. Announcement dated February 28, 2003 regarding notification of interests of directors and connected persons.

19. Announcement dated February 28, 2003 regarding share repurchase programme.

20. Announcement dated March 3, 2003 regarding notification of major interests in shares.

21. Announcement dated March 19, 2003 regarding director shareholding.

22. Announcement dated March 27, 2003 regarding pre-close trading statement.

23. Announcement dated March 28, 2003 regarding share repurchase programme.

Documents filed by Boots Group PLC with the Registrar of Companies from February 6, 2003 to March 28 2003

24. Form 88(2) in respect of the return of allotment of shares (dated 20 January 2003).

25. Form 288c in respect of a change of particulars of Howard Dodd (dated 10 March 2003).

26. Form 288c in respect of a change of particulars of John Buchanan (dated 20 December 2003).

27. Form 288b in respect of the resignation of Barry Clare as a director (dated 31 January 2003).

28. For 169 in respect of a return by a company purchasing its own shares (dated 11 February 2003).

29. For 169 in respect of a return by a company purchasing its own shares (dated 18 February 2003).

30. For 169 in respect of a return by a company purchasing its own shares (dated 21 February 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant

Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:23 6 Feb 2003
Number	1884H

6th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 534.3656p per share. This brings the total number of shares purchased during this programme to 2,700,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:27 7 Feb 2003
Number	2482H

7th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th February 2003, Boots Group PLC acquired 235,000 ordinary shares in the company for cancellation. The price paid was 536.6648p per share. This brings the total number of shares purchased during this programme to 18,122,427.

END

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:22 10 Feb 2003
Number	3062H

10th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 542.0750p per share. This brings the total number of shares purchased during this programme to 19,122,427.

END

END






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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:17 12 Feb 2003
Number	4235H

12th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th February 2003, Boots Group PLC acquired 1,500,000 ordinary shares in the company for cancellation. The price paid was 540.3933p per share. This brings the total number of shares purchased during this programme to 20,622,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:09 13 Feb 2003
Number	4823H

13th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 531.9753p per share. This brings the total number of shares purchased during this programme to 21,622,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:28 14 Feb 2003
Number	5446H

14th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 536.0310p per share. This brings the total number of shares purchased during this programme to 22,622,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:42 17 Feb 2003
Number	6119H

17th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th February 2003, Boots Group PLC acquired 240,000 ordinary shares in the company for cancellation. The price paid was 537.8290p per share. This brings the total number of shares purchased during this programme to 22,862,427.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:31 18 Feb 2003
Number	6472H

On 18th February 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 4,576 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.46. This represents approximately 0.0005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 4,576.

END







Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:34 18 Feb 2003
Number	6474H

THE BOOTS COMPANY PLC

18th February 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 18th February 2003, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 11,461 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0013% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, Mr. S.G. Russell and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,436,821 representing approximately 0.172% of the current issued ordinary share capital of the Company.

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:44 18 Feb 2003
Number	6479H

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Group PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NatWest Pep Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP transaction - single company PEP - non-discretionary - Reinvestment of PEP dividend

7) Number of shares/amount of stock acquired

8

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

NA

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.345

13) Date of transaction

14th February 2003

14) Date company informed

18th February 2003

15) Total holding following this notification

273,721

16) Total percentage holding of issued class following this notification

0.032%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.18th February 2003...............................

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:56 18 Feb 2003
Number	6634H

18th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th February 2003, Boots Group PLC acquired 680,000 ordinary shares in the company for cancellation. The price paid was 543.9526p per share. This brings the total number of shares purchased during this programme to 23,542,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:33 19 Feb 2003
Number	7245H

19th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th February 2003, Boots Group PLC acquired 920,000 ordinary shares in the company for cancellation. The price paid was 544.6445p per share. This brings the total number of shares purchased during this programme to 24,462,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:25 20 Feb 2003
Number	7803H

20th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th February 2003, Boots Group PLC acquired 1,725,000 ordinary shares in the company for cancellation. The price paid was 544.1600p per share. This brings the total number of shares purchased during this programme to 26,187,427.

END

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:45 21 Feb 2003
Number	8400H

21st February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st February 2003, Boots Group PLC acquired 465,000 ordinary shares in the company for cancellation. The price paid was 542.3460p per share. This brings the total number of shares purchased during this programme to 26,652,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:38 26 Feb 2003
Number	0349I

26th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 540.5740p per share. This brings the total number of shares purchased during this programme to 27,652,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:32 27 Feb 2003
Number	1015I

27th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 539.4400p per share. This brings the total number of shares purchased during this programme to 28,652,427.

END

END







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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:07 27 Feb 2003
Number	0582I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

John Brian McGRATH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Brian McGRATH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

46

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£5.4019

13) Date of transaction

21st February 2003

14) Date company informed

27th February 2003

15) Total holding following this notification

2,979

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....27th February 2003...........................

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:15 28 Feb 2003
Number	1126I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

28

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£5.4019

13) Date of transaction

21st February 2003

14) Date company informed

27th February 2003

15) Total holding following this notification

91,469

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....27th February 2003.............................

END





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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:39 28 Feb 2003
Number	1677I

28th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th February 2003, Boots Group PLC acquired 788,000 ordinary shares in the company for cancellation. The price paid was 541.7610p per share. This brings the total number of shares purchased during this programme to 29,440,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	16:24 3 Mar 2003
Number	2216I

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Prudential PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

NA

11) Date company informed

3rd March 2003

12) Total holding following this notification

Not disclosed

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Prudential PLC have advised the Company that they no longer have a notifiable interest in the Company

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....3rd March 2003....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:37 19 Mar 2003
Number	9526I

On 19th March 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 11,368 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.51. This represents approximately 0.0014% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 11,368.

END



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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 27 Mar 2003
Number	2622J

Boots Group PLC

Pre-Close Trading Update and Strategic Actions

Boots Group PLC will announce its full-year results on 5th June 2003 and will be speaking with analysts this week ahead of the close period.

The company is announcing today a number of actions in pursuit of its strategy of increasing focus on the core businesses, Boots The Chemists and Boots Healthcare International. The most important of these are the proposed withdrawal from all Wellbeing Services except for 'Dentalcare' and the closure or rationalisation of the European and Asia Pacific operations of Boots Retail International. These actions will substantially improve future trading performance and reduce the need for further investment in these ventures. They also underline the company's determination to invest only where there is clear potential to provide an appropriate return to shareholders.

Trading Update

Quarter four sales in Boots The Chemists have continued the stronger growth trend seen in quarter two and quarter three with increases in total sales estimated at 3.8% or 3.6% like for like. The late Easter this year is estimated to have reduced sales growth in the quarter by 0.4%. Sales growth for the second half is estimated at 6.2% or 5.9% like for like.

Gross margins in the fourth quarter are at approximately the same levels as last year before the reversal of one-off favourable stock adjustments in the prior year which increased gross margin substantially. As anticipated, gross margins for the year are lower due to higher levels of pricing and promotional activity and changes to sales mix.

Boots Healthcare International has continued the strong performance reported in the first half with sales growth of around 13% at comparable exchange rates in the second half. Performance of the Clearasil brand continues to improve in response to increased marketing support and the launch of new lines.

Management anticipates delivering full year profit before tax and exceptional items towards the lower end of market expectations before taking account of the cost of the strategic actions detailed below.

Strategic Actions

In continuing to focus on Boots The Chemists and Boots Healthcare International the company is today announcing the proposed withdrawal from Wellbeing Services. Boots will, however, continue to offer 'Dentalcare' and 'Footcare' services in 56 locations around the UK. Changes to these businesses were announced in February to bring them more rapidly to profitability. This proposed closure is expected to incur total costs of £34m of which £16m relates to asset write-offs. Boots Opticians including 'LASIK' is unaffected by the changes to Wellbeing Services.

Following the decision not to roll out the 'Pure Beauty' concept, the six existing stores will either be closed or converted into Boots The Chemists formats.

The company also intends closing the residual, loss-making European operations of Boots Retail International whilst concentrating on the improving business in the Far East based on the low-cost implant model for export sales. Costs of around £6m would be incurred in closing the European operations and in simplifying the supply chain in Taiwan. £3m relates to asset write-offs.

The total cost of all new actions announced today is expected to be £55m of which £30m relates to asset write-offs.

All these costs would be recognised in the current year, with the exception of an asset write-off relating to Pure Beauty. The costs described above, relating to the closure of Wellbeing Services, would be accounted for as an exceptional item. It is anticipated that these actions will improve trading profit by around £22m in 2003/04 and each year thereafter.

These actions follow the decision to terminate the Sainsbury's trial and the changes to the operating model for 'Dentalcare', announced in February. The company also announced the early start of the £100m cost reduction programme with the proposed closure of the Airdrie factory.

By the end of March the company will have returned almost half of the £395m net proceeds from the sale of Halfords through its share buy-back programme. It completed the previous £300m programme in September 2002.

Ends

Notes to Editors

Wellbeing Services Centres

12 centres based in Oxford, Reading, Milton Keynes, Manchester, London (Oxford Street and High Street, Kensington), Leeds, Birmingham, Cambridge, Tunbridge Wells, Greenford and Nottingham.

The first centres opened in High Street, Kensington and Milton Keynes in September 2000.

Pure Beauty

Six stores in Manchester, Chester, Richmond and London (Covent Garden, Oxford Street and Canary Wharf).

First opened in September 2001.

For further information please contact:	
Investor Relations	Media
Peter Baguley	Katie Macdonald-Smith
Tel: +44 (0) 115 968 7171	Tel: +44 (0) 115 968 7029
	Mobile: +44 (0) 7799 894 260

END





RNS The company news service from the London Stock Exchange



Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:12 27 Mar 2003
Number	3127J

27th March 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th March 2003, Boots Group PLC acquired 125,000 ordinary shares in the company for cancellation. The price paid was 545.1200p per share. This brings the total number of shares purchased during this programme to 36,250,427.

END

END



Package: 'Laserform' by Laserform International Ltd.

Bulk List

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04452715

Company name in full BOOTS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	836,022,389		
Nominal value of each share	25 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	SEE BELOW		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

TRANSFER OF SHARES IN THE BOOTS COMPANY PLC PURSUANT TO A SCHEME OF ARRANGEMENT DATED 19 NOVEMBER 2002 AND AN ORDER OF THE HIGH COURT OF JUSTICE MADE ON 16 JANUARY 2003

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE SCHEDULE PROVIDED ON CD ROM Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20 JANUARY 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: AJRN/SZM)

One Bunhill Row, London, EC1Y 8YY

Tel : 020 7600 1200

DX number DX exchange


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 4452715

Company Name in full: Boots Group PLC

Changes of particulars form

Complete in all cases — Date of change of particulars (Day Month Year): 10 03 2003

Name *Style / Title: MR *Honours etc:

Forename(s): HOWARD

Surname: DODD

† Date of Birth (Day Month Year): 04 04 1959

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: FLAT 4, 2 WESTERN TERRACE

Post town: NOTTINGHAM

County / Region: Postcode: NG7 1AF

Country: ENGLAND

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.3.03

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


Companies House
for the record

Please complete in typescript,
or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 04452715

Company Name in full Boots Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year) 20 12 2002

Name *Style / Title: Dr *Honours etc:

Forename(s): John Gordon St. Clair

Surname: Buchanan

† Date of Birth (Day Month Year): 09 06 1943

Change of name *(enter new name)* Forename(s): n/a

Surname: n/a

Change of usual residential address †† *(enter new address)*: 15 Stanhope Gate

Post town: London

County / Region:

Postcode: W1K 1LN

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*: n/a

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26 FEB 2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 1	2 0 0 3

as director: X   as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR   *Honours etc:

Forename(s): BARRY

Surname: CLARE

	Day	Month	Year
†Date of Birth	2 5	0 6	1 9 5 3

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
~~** Delete as appropriate~~

Signed [signature] **Date** 31 JAN 2003

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	700,000	1,000,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	07/02/2/03	10/02/03	11/02/03
Maximum prices paid § for each share	£5.3080	£5.2854	£5.3437
Minimum prices paid § for each share	£5.3080	£5.2854	£5.3437

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 14,376,535.03
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 71,885

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 10th March 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin



Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	235,000	1,000,000	1,500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	12/02/2/03	13/02/03	18/02/03
Maximum prices paid § for each share	£5.3667	£5.4207	£5.4039
Minimum prices paid § for each share	£5.3667	£5.4207	£5.4039

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 14,813,693.41
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 74,070

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ asst sec Date 10th March 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



169

CHFP029

Please do not write in this margin







Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only





Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	2,000,000	240,000	680,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	19/02/2/03	20/02/03	21/02/03
Maximum prices paid § for each share	£5.3603	£5.3783	£5.4395
Minimum prices paid § for each share	£5.3197	£5.3783	£5.4395

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 15,697,155.45
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 78,490

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 10th March 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
GROUP HEADQUARTERS
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh